FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 2013

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 9NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                                          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                   No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated July 1, 2013 – Total Voting Rights
2.	Press release dated July 2, 2013 – Fujitsu Semiconductor Licenses ARM big.LITTLE and Mali-T624 Technologies to Support a Wide Range of Consumer and Industrial Devices
3.	Press release dated July 16, 2013 – Block Listing Six Monthly Return
4.	Press release dated July 22, 2013 – Entropic Switches to ARM Mali for Superior Graphics Performance and Extends ARM Cortex Processor Licenses
5.	Press release dated July 22, 2013 – ARM and Oracle Announce Plans to Optimize Java SE for Enterprise and Embedded Markets
6.	Press release dated July 25, 2013 – ARM to bring the Internet of Things to life at its Cambridge Campus
7.	Press release dated July 29, 2013 – STMicroelectronics, ARM and Cadence Improve Tool and Model Interoperability with Three Joint Contributions to Accellera Systems Initiative

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 2, 2013

ARM HOLDINGS PLC.

By:	/s/ Tim Score
	Name:	Tim Score
	Title:	Chief Financial Officer

Item 1

ARM Holdings plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

ARM Holdings plc's capital as at 30 June 2013 consists of 1,397,630,031 shares of .05 pence each with voting rights.

Therefore, the total number of voting rights in ARM Holdings plc is 1,397,630,031.

The above figure 1,397,630,031 may be used by shareholders as the denominator for their calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, ARM Holdings plc under the FSA's Disclosure and Transparency Rules.

Item 2

Fujitsu Semiconductor Licenses ARM big.LITTLE and Mali-T624 Technologies to
Support a Wide Range of Consumer and Industrial Devices

Fujitsu Semiconductor combines leading-edge ARM® Cortex® and Mali™ processors to meet the needs of the visual computing space at advanced levels of energy efficiency

Yokohama, Japan and Cambridge, UK – JULY 2, 2013 – Fujitsu Semiconductor Limited and ARM today announced a licensing agreement that enables Fujitsu Semiconductor to release a system on chip (SoC) solution which takes advantage of the benefits of ARM big.LITTLE™ technology and ARM Mali-T624 graphics processing. Fujitsu Semiconductor’s first SoC solution under this agreement will incorporate a dual-core Cortex-A15 processor and dual-core Cortex-A7 processor intended for a wide range of consumer and industrial devices, and for visualization systems which enable users to control data and programs via on-screen graphics. Fujitsu Semiconductor brings their extensive experience in these markets to realize the benefits offered by the big.LITTLE combination, while optimizing graphics plus graphics processing unit (GPU) Compute functionality. Utilizing a quad-core version of the Mali-T624 GPU to take over specific tasks from the CPU greatly enhances overall system performance and user experience, while improving system power.

ARM big.LITTLE technology answers one of today's biggest industry challenges: How to create a system on chip (SoC) that provides both high performance as well as improved energy efficiency. big.LITTLE processing brings scalable and efficient performance to the tightly-coupled combination of two ARM dual CPU clusters. This arrangement is transparent to computer programs, with the big.LITTLE multi-processing (MP) software automatically choosing the right processor for the right job. This is one of the most efficient ways to build an ARM quad-core system and delivers up to 70% energy savings with peak performance. Find out more about big.LITTLE technology here.

Consumers’ expectations of visual interfaces and user experiences continue to rise. The industry’s focus is on how these expectations can be met in an exciting yet energy efficient way. Both ARM Cortex CPUs and Mali processors have been designed with this key demand in mind. The combination of ARM Cortex and Mali enables not only the underlying ARM architecture benefits to be realized but also enables tasks to be assigned across the system to be run on the optimal processor. This flexibility is created through big.LITTLE technology and Mali GPU market-leading support for GPU Compute functionality.

“Being able to bring a flexible, high-performance solution to address the dynamic market associated with visual computing is vital for Fujitsu Semiconductor.” said Mitsugu Naito, executive vice president, Advanced Products Business Unit, Fujitsu Semiconductor Limited. ”The energy-efficient pairing of ARM Cortex CPUs in a big.LITTLE configuration with the market-leading performance and GPU Compute functionality offered by the Mali-T624 GPU opens up a wide range of opportunities for the features offered to end consumers and industrial applications.”

“ARM is pleased to be building on a close relationship with Fujitsu Semiconductor and we are excited about the potential offered by combining big.LITTLE technology with Mali GPUs for a wider range of end devices,” said Pete Hutton, executive vice president & general manager, Media Processing Division, ARM. “The capabilities of next-generation ARM Cortex and Mali GPUs in concert will make innovative features possible for consumers and businesses with market-leading energy efficiency at the system level.”

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About Fujitsu Semiconductor

Fujitsu Semiconductor Limited designs, manufactures, and sells semiconductors, providing highly reliable, optimal solutions and support to meet the varying needs of its customers. Products and services include microcontrollers, ASICs, ASSPs, and power management ICs, with wide-ranging expertise focusing on mobile, ecological, automotive, imaging, security, and high-performance applications. Fujitsu Semiconductor also drives power efficiency and environmental initiatives. Headquartered in Yokohama, Fujitsu Semiconductor Limited (formerly named Fujitsu Microelectronics Limited) was established as a subsidiary of Fujitsu Limited on March 21, 2008. Through its global sales and development network, with sites in Japan and throughout Asia, Europe, and the Americas, Fujitsu Semiconductor offers semiconductor solutions to the global marketplace.

For more information, please see: http://jp.fujitsu.com/fsl/en/

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARMs comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/user/armflix

ARM on Twitter:

• http://twitter.com/ARMPROffice
• http://twitter.com/ARMMultimedia
• http://twitter.com/ARMMobile
• http://twitter.com/ARMCommunity
• http://twitter.com/ARMEmbedded
• http://twitter.com/ARMSoC
• http://twitter.com/ARMTools
• http://twitter.com/SoftwareOnARM

Item 3

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Executive Share Option Scheme
Period of return:	From:	15 January 2013	To:	14 July 2013
Balance of unallotted securities under scheme(s) from previous return:		7,073,926
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		32,105
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		7,041,821

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Stock Option Plan
Period of return:	From:	15 January 2013	To:	14 July 2013
Balance of unallotted securities under scheme(s) from previous return:		18,260,006
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		18,260,006

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc NQ US schemes
Period of return:	From:	15 January 2013	To:	14 July 2013
Balance of unallotted securities under scheme(s) from previous return:		40,241,071
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		399,495
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		39,841,576

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Scheme
Period of return:	From:	15 January 2013	To:	14 July 2013
Balance of unallotted securities under scheme(s) from previous return:		1,420,540
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		6,213
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,414,327

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Unapproved Share Option Scheme
Period of return:	From:	15 January 2013	To:	14 July 2013
Balance of unallotted securities under scheme(s) from previous return:		46,205,378
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		494,948
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		45,710,430

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Savings Related Share Option Plan
Period of return:	From:	15 January 2013	To:	14 July 2013
Balance of unallotted securities under scheme(s) from previous return:		216,721
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		Nil
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		216,721

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Employee Equity Plan
Period of return:	From:	15 January 2013	To:	14 July 2013
Balance of unallotted securities under scheme(s) from previous return:		15,821,600
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		7,690,885
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		8,130,715

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Long Term Incentive Plan
Period of return:	From:	15 January 2013	To:	14 July 2013
Balance of unallotted securities under scheme(s) from previous return:		9,375,295
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		4,772,473
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,602,822

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc Deferred Annual Bonus Plan
Period of return:	From:	15 January 2013	To:	14 July 2013
Balance of unallotted securities under scheme(s) from previous return:		8,033,718
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		3,099,500
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		4,934,218

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 16 July 2013

Name of applicant:		ARM Holdings plc
Name of scheme:		ARM Holdings plc US Employee Stock Purchase Plan
Period of return:	From:	15 January 2013	To:	14 July 2013
Balance of unallotted securities under scheme(s) from previous return:		1,628,810
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		Nil
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		366,062
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		1,262,748

Name of contact:	Ian Thornton/Jonathan Lawton
Telephone number of contact:	+44 1223 400796/400533

Item 4

Entropic Switches to ARM Mali for Superior Graphics Performance and Extends ARM
Cortex Processor Licenses

Entropic and ARM Deepen Relationship to Transform the Next-Generation of Set-Top Boxes and Consumer Electronics (CE) Devices for the Connected Home

Cambridge, UK and San Diego, USA, July 22, 2013 – ARM® (LSE: ARM; Nasdaq: ARMH) today announced that Entropic (NASDAQ: ENTR), a world leader in semiconductor solutions for the connected home, has licensed the ARM Mali™-400 and Mali-450 Graphics Processing Unit (GPU) technology and has also entered into a new license agreement for the Cortex-R5 processor. The strengthened partnership will enable Entropic to provide more advanced media and connectivity processing to its customers across the connected home ecosystem, from manufacturers of set-top boxes (STB) and CE devices to makers of home networking solutions.

Entropic offers a diverse portfolio of STB system-on-a-chip (SoC) and MoCA® (Multimedia over Coax Alliance)-based connectivity solutions that will increasingly utilize the combination of ARM MPCore Cortex processors and graphics processing technology as the basis for the fundamental platform. The Company reliably and securely delivers and processes multimedia digital content into and throughout the home to seamlessly support the transition from traditional broadcast to IP streaming video delivery.

The strengthened ARM and Entropic alliance comes at a time when global Pay-TV service providers are accelerating their evolution toward IP video gateway/client architectures in the home, which require faster, more robust media processing solutions. By expanding the agreement for the Cortex series, Entropic is making a commitment to its customers to provide advanced, integrated multicore SoC plus MoCA platforms that deliver on higher performance, lower power and greater scalability.

To complement the ARM Cortex processors, Entropic is investing in the Mali GPUs, which maintain the core ARM principles, namely high performance, industry-leading power efficiency and improved system cost. ARM’s Mali-400 and Mali-450 GPUs take performance density to new levels and are designed to minimize power and bandwidth requirements. The Mali-450 GPU has been optimized with a special focus on energy and bandwidth savings.

“Our strengthened partnership with ARM is an important step to advancing the evolution of the connected home,” said Vahid Manian, senior vice president, Global Operations, Entropic. “The ARM multi-core architecture coupled with its high-speed graphics engine enables Entropic to deliver richer, faster media experiences in its next-generation platform silicon solutions.”

“ARM is delighted to see its relationship with Entropic broadening to bring the benefits of combined Mali GPU and ARM Cortex processing into the connected home,” said Pete Hutton, executive vice president and general manager, Media Processing Division, ARM. “Delivery of a powerful, energy-efficient heterogeneous platform provides Entropic’s customers with many opportunities to deliver differentiated services and to shape the future of home-based consumer electronics.”

About Entropic

Entropic™ (Nasdaq:ENTR) is a world leader in semiconductor solutions for the connected home. The Company transforms how traditional HDTV broadcast and IP-based streaming video content is seamlessly, reliably, and securely delivered, processed, and distributed into and throughout the home. Entropic's next-generation Set-top Box (STB) System-on-a-Chip (SoC) and Connectivity solutions enable Pay-TV operators to offer consumers more captivating whole-home entertainment experiences by transforming the way digital entertainment is delivered, connected and consumed – in the home and on the go.

For more information visit Entropic at: www.entropic.com.

The Entropic logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=4255

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARMs comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/user/armflix

ARM on Twitter:
• http://twitter.com/ARMPROffice
• http://twitter.com/ARMMultimedia
• http://twitter.com/ARMMobile
• http://twitter.com/ARMCommunity
• http://twitter.com/ARMEmbedded
• http://twitter.com/ARMSoC
• http://twitter.com/ARMTools
• http://twitter.com/SoftwareOnARM

Forward Looking Statements: Statements in this press release that are not strictly historical in nature constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding Entropic's STB SoC and MoCA technologies, its related prospects and its role in the future of connected home entertainment. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Entropic's actual results to be materially different from historical results or from any results expressed or implied by such forward-looking statements. These factors include, but are not limited to, competition, risks associated with Entropic's dependence on a limited number of customers and suppliers (including ARM), technology risks, the risk that the market for HD video and multimedia content delivery solutions may not develop as Entropic anticipates and other factors discussed in the "Risk Factors" section of Entropic's Quarterly Report on Form 10-Q for the quarter ended March 31, 2013. All forward-looking statements are qualified in their entirety by this cautionary statement. Entropic is providing this information as of the date of this release and does not undertake any obligation to update any forward-looking statements contained in this release as a result of new information, future events or otherwise.

Copyright© 2013 Entropic. All rights reserved. All other product or company names mentioned are used for identification purposes only and may be trademarks of their respective owners.

Press Enquiries

ARM

Phil Hughes
Senior PR Manager
phil.hughes@arm.com

Entropic

Investor Contact
Debra Hart
+1 858-768-3852
debra.hart@entropic.com

Entropic Media/Industry Analyst Contact
Chris Fallon
+1 858-768-3827
chris.fallon@entropic.com

Item 5

ARM and Oracle Announce Plans to Optimize Java SE for Enterprise
and Embedded Markets

Multi-year agreement will provide ARM architecture support for key markets including data centers, network infrastructure and embedded computing

Cambridge, UK – 22 July 2013 – ARM today announced it has entered into a multi-year agreement with Oracle to further optimize the existing Java Platform, Standard Edition (Java SE) for ARM® 32-bit platforms and to add Java SE support for ARMv8 64-bit  platforms. This agreement will focus on delivering throughput and efficient scalability for ARM-based multi-core systems. This agreement reflects the increasing applicability of the combination of ARM and Oracle technology in server and network infrastructure. It also benefits emerging applications in the machine-to-machine (M2M) market, such as industrial control, factory automation and single-board computers, where energy-efficient ARM technology is increasingly being deployed.

Oracle's Java Virtual Machine (JVM) is a critical component for high-throughput Java applications used in enterprise servers and embedded systems and helps to increase the performance of ARM-based multi-core systems.  Additional areas for co-operation include improving boot-up performance, power savings and library optimization – all of which are essential for designs used in the enterprise and embedded markets.

"The long-standing relationship between ARM and Oracle has enabled our mutual technologies to be deployed across a broad spectrum of products and applications," commented Henrik Stahl, vice president, Java Product Management, Oracle.  "By working closely with ARM to enhance the JVM, adding support for 64-bit ARM technology and optimizing other aspects of the Java SE product for the ARM architecture, enterprise and embedded customers  can reap the benefits of high-performance, energy-efficient platforms based on ARM technology." "

The industry has reached a significant inflection point as enterprise infrastructure, including servers and network routers, is now able to leverage high-performance, energy-efficient ARM technology," said Ian Drew, chief marketing officer and executive vice president, Business Development, ARM. "A diverse, optimized software ecosystem must be in place to support these systems. This extended relationship with Oracle to enhance Java SE is an important step in growing the ARM ecosystem, which is enabling businesses and consumers worldwide to discover new levels of energy efficiency and advanced performance.“

Oracle, ARM and Java History

This agreement between Oracle and ARM is the latest milestone in a long history of collaboration. The relationship started in 1996 when ARM helped port JavaOS to the ARM architecture. It continued with several other major engagements, including a multi-tasking JVM. ARM has served as chair of the Java benchmark Embedded Microprocessor Benchmark Consortium (EEMBC) sub-committee, which is a non-profit association that develops meaningful performance benchmarks for the hardware and software used in embedded systems. Most recently, ARM joined the Java Community Process Executive Committee to help steer Java technology for the embedded markets.

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARMs comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company's broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

Find out more about ARM by following these links:

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/user/armflix

ARM on Twitter:
• http://twitter.com/ARMPROffice
• http://twitter.com/ARMMultimedia
• http://twitter.com/ARMMobile
• http://twitter.com/ARMCommunity
• http://twitter.com/ARMEmbedded
• http://twitter.com/ARMSoC
• http://twitter.com/ARMTools
• http://twitter.com/SoftwareOnARM

Trademarks

Oracle and Java are registered trademarks of Oracle and/or its affiliates.

Press Enquiries

Phil Hughes
Senior PR Manager
ARM
phil.hughes@arm.com

Item 6

ARM to bring the Internet of Things to life at its Cambridge Campus

As a winner in the UK Technology Strategy Board’s Competition for Demonstrator Funding, ARM® and its partners will embed and showcase the next generation of smart building technologies at its offices in Cambridge

25 July 2013, Cambridge, UK: ARM announces work is underway to transform its headquarters into a hub for its partners’ Internet of Things (IoT) technologies. ARM and its partners won £800,000 in a competitive funding call from the Technology Strategy Board, the UK’s innovation agency, to deploy network technology and over 600 connected sensors across its premises in Cambridge. All of these connected sensors are controlled by smart ARM-technology based chips. The project will provide information and finer grained control of the site and its 75 car park lights, 40 meeting rooms, heating and water management systems. The company believes that making connected assets across the ARM campus work together will demonstrate tangible business benefits and help it achieve a reduction in energy use. Based on open internet standards and designed to help application developers mobilize connected assets of all kinds, the API specification will be made public to achieve broader deployment and to benefit businesses and individuals around the world.

ARM partners involved in the project include AlertMe, EnLight and IntelliSense.io. The collaboration will create an environment that enables ARM employees to work even smarter by reducing energy consumption and reducing inefficiencies. This collaboration between some of the UK’s most advanced technology companies will also provide the technology industry with key lessons on how a new generation of intelligent, connected products and services can be fully implemented, with the potential for worldwide adoption.

“The IoT is a world where ‘things’ such as devices, data and locations are interconnected with applications and users over the internet,” says Bill Morelli, analyst, Electronics & Media, IHS. “It is set to transform how people and systems control, interact with and experience the world around them, sparking new products, services and job opportunities. It is an extremely exciting new market that has been predicted to grow to 29.5 billion devices by 2020.”

“ARM is delighted that, together with our partners, we have won the backing of the Technology Strategy Board to deploy IoT devices to improve the efficiency of our buildings in Cambridge,” says Graham Budd, chief operating officer, ARM. “To create a smart efficient building you need a great many sensors distributed throughout the system, all sharing information to improve decision-making. ARM technology and its ecosystem create the bedrock of this smart intelligence that will enable others to build unique services and applications to help the IoT flourish.”

“The Technology Strategy Board is committed to accelerating economic growth by stimulating business-led innovation,” says Andrew Tyrer, lead technologist, Internet of Things, Technology Strategy Board. “The projects we are supporting through this programme are helping to create the smart, connected future that holds such enormous opportunities for business in the UK and globally.”

AlertMe is providing smart solutions to detect occupancy of ARM meeting rooms. This technology will show employees when rooms are in use via an online booking system, enabling more efficient use of office space. AlertMe is also providing 75 kits for ARM employees that will enable them to monitor their own homes’ temperatures, energy consumption patterns and occupancy levels. AlertMe website: http://www.alertme.com/

EnLight is upgrading ARM’s outdoor lighting in car parks and around building exteriors with a lighting management solution that will reduce energy consumption and enable ARM to intelligently control the lighting. The technology will enable ARM to remotely monitor data such as operating temperature, lamp status and energy consumption, plus lamps can be controlled and light levels adjusted during periods of low use to make additional savings. EnLight website: http://www.enlight.co.uk/

Intellisense.io are providing solutions to measure pressure and flow in ARM’s heating, ventilation, and air conditioning (HVAC) systems. This technology will enable building temperatures to be read, zone-by-zone and will also enable the tracking of real-time maintenance needs, plus rates of water consumption and ARM’s overall carbon performance. Intellisense.io website: http://intellisense.io/

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com
ARM Connected Community®: http://www.arm.com/community
ARM Blogs: http://blogs.arm.com
ARMFlix on YouTube: http://www.youtube.com/armflix
ARM on Twitter:
http://twitter.com/ARMPROffice
http://twitter.com/ARMMultimedia
http://twitter.com/ARMMobile
http://twitter.com/ARMCommunity
http://twitter.com/ARMEmbedded

http://twitter.com/ARMSoC
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Item 7

STMicroelectronics, ARM and Cadence Improve Tool and Model Interoperability with Three Joint Contributions to Accellera Systems Initiative
29 July 2013

Proposed Interfaces for Interrupt Modeling, Register Introspection and Modeling of Memory Maps Enable Third-Party Model and Tools Markets

Geneva, Switzerland, Cambridge, UK, San Jose, California, July 29, 2013 -- STMicroelectronics, ARM and Cadence Design Systems, Inc. today announced three new contributions to the SystemC Language Working Group of the Accellera Systems Initiative. This collaboration will further increase model and tool interoperability for electronic system-level (ESL) design at the transaction-level.

The joint work includes new interfaces for interrupt modeling, which allow seamless integration of models from different companies; application programming interfaces for register introspection that enable tool interoperability to seamlessly display and update register values; and new approaches for memory-map modeling that improve users’ productivity during debugging of virtual platforms for hardware/software multicore systems. The contributions consist of fully working application programming interfaces (API) and implementations, as well as documentation and examples, released under an Apache 2.0 open-source license.

“These new interfaces are crucial to strengthening the ESL ecosystem. As a step towards interoperability driven by ST, ARM and Cadence, these proposed standards dramatically reduce risks and efforts associated with the integration of virtual prototypes. Eliminating the need for adapters will increase virtual prototype simulation performances, enable sooner and faster hardware-software integration, and therefore improve product time-to-market,” said Philippe Magarshack, executive vice president, Design Enablement & Services, STMicroelectronics.

“Cadence has worked closely with ST, ARM and other partners to develop these open standards proposals,” said Stan Krolikoski, distinguished engineer, Cadence. “Adoption of these standard interfaces in virtual prototyping solutions will enable the expansion of the ESL ecosystem and provide added value through interoperability to users.” “The Accellera TLM 2 standard has been very important in enabling an ecosystem of models that can be integrated into SystemC virtual prototypes,” said John Goodenough, vice president, Design Technology and Automation, ARM. “By addressing a key gap in the model-to-model interface and by enhancing tool integration, these proposed contributions further help in ensuring virtual prototypes can be predictably and consistently integrated.”

“With the growing adoption of virtual prototypes for early software development, it is important to continue to simplify their creation while adding value for users,” said Yatin Trivedi, director, standards and interoperability at Synopsys. “As a market leader in virtual prototyping, we welcome contributions and discussions that help to advance the Accellera SystemC-TLM standard." “We look forward to working together and collaborating in the Accellera Systems Initiative SystemC Language Working Group to advance the needs for improved virtual prototyping model and tool interoperability,” said Shabtay Matalon, ESL market development manager from Mentor Graphics Corporation. “The initial open source contributions serve as a good catalyst to start the process of addressing and refining these pressing standards challenges.”

The first technical proposal addresses the need for better interoperability among SystemC TLM (Transaction Level Modeling) models and proposes a standard interface to model interrupts and wires at the Transaction Level. This will enable seamless integration of models from different companies with standardized memory-mapped connections, further enhancing the growth of a market for third-party TLM models.

The second proposal defines a standard interface between models and tools to support register introspection, enabling tools to seamlessly display and update register values. This interface works in a mix of different user-defined register classes to support platforms integrating heterogeneous models from various model providers. This capability is a key enabler for integration and debug of embedded software on pre-silicon virtual prototypes.

The third proposal introduces an approach to reconstruct system memory maps as seen from initiators, enabling ESL tools to support hardware/software debug on complex virtual platforms, for which understanding of the memory maps is instrumental. It addresses the challenge that memory maps depend on the interconnection of models and as a result each system initiator might have its own view.

With these new contributions, ST, ARM and Cadence expect the integration of SystemC models in virtual prototypes will be significantly improved for all users, enabling the models’ quick and efficient deployment. In addition, standard interfaces between models and tools will extend hardware/software integration and debug capabilities using appropriate tools.  Within the Accellera Systems Initiative, ARM, Cadence, and ST plan to work with other companies to refine and fully standardize these proposals.

About STMicroelectronics

ST is a global leader in the semiconductor market serving customers across the spectrum of sense and power and automotive products and embedded processing solutions. From energy management and savings to trust and data security, from healthcare and wellness to smart consumer devices, in the home, car and office, at work and at play, ST is found everywhere microelectronics make a positive and innovative contribution to people's life. By getting more from technology to get more from life, ST stands for life.augmented.   In 2012, the company’s net revenues were $8.49 billion. Further information on ST can be found at www.st.com.

About ARM

ARM designs the technology that is at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARMs comprehensive product offering includes RISC microprocessors, graphics processors, video engines, enabling software, cell libraries, embedded memories, high-speed connectivity products, peripherals and development tools. Combined with comprehensive design services, training, support and maintenance, and the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies.

Find out more about ARM by following these links:

Download Shared Purpose - 8 Leadership Lessons for the Ecosystem Age
The secrets of success from the Connected Community surrounding ARM

ARM website: http://www.arm.com/
ARM Connected Community®: http://www.arm.com/community/
ARM Blogs: http://blogs.arm.com/
ARMFlix on YouTube: http://www.youtube.com/user/armflix

ARM on Twitter:
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• http://twitter.com/SoftwareOnARM

About Cadence

Cadence enables global electronic design innovation and plays an essential role in the creation of today's integrated circuits and electronics. Customers use Cadence software, hardware, IP, and services to design and verify advanced semiconductors, consumer electronics, networking and telecommunications equipment, and computer systems. The company is headquartered in San Jose, Calif., with sales offices, design centers, and research facilities around the world to serve the global electronics industry. More information about the company, its products, and services is available at www.cadence.com.  Follow us on Facebook, Twitter, Flicker and Google+.

For Press Information Contact:

STMicroelectronics
Michael Markowitz,
Director, Technical Media Relations
michael.markowitz@st.com
+1 781 591 0354

ARM
Phil Hughes
Senior PR Manager
phil.hughes@arm.com

Cadence
Mariel Firmacion
Public Relations Manager
mariel@cadence.com